 July 17, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attention: Claudia Rios

Re:	Ur-Energy Inc. Registration Statement on Form S-3 Filed June 28, 2023 File No. 333-272992

Dear Ms. Rios:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ur-Energy Inc. hereby requests that the effective date of the above-referenced registration statement be accelerated so that the same will become effective at 10:00 a.m. Eastern Time on July 19, 2023, or as soon thereafter as practicable.

Please advise Brian Boonstra of Davis Graham & Stubbs LLP at (303) 892-7348 when the order declaring the registration statement effective is signed.

Sincerely,

By:	/s/ Penne A. Goplerud
Name:	Penne A. Goplerud
Title:	Corporate Secretary and General Counsel

cc:        Brian Boonstra, Esq., Davis Graham & Stubbs LLP